[redacted]

13014673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR - 1 2013 Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merger & Acquisition Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 East 53rd Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz (212) 750-0630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

EM 3/12/13

OATH OR AFFIRMATION

I, Jack Lubitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merger & Acquisition Capital Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

2/27/13

Notary Public

THOMAS P. MAZZINI
Notary Public, State of New York
No. 4961472
Qualified in Nassau County
Commission Expires February 5, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Merger & Acquisition Capital Services, Inc.
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, Inc. (the Company), as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merger & Acquisition Capital Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules listed in the accompanying index has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the supplementary schedules listed in the accompanying index is fairly stated in all material respects in relation to the financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2013

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash in bank	$ 160,728
Prepaid expenses	9,512
Property and equipment - net	619
Total Assets	$ 170,859

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 5,771
Stockholder's Equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	34,000
Additional paid-in-capital	407,855
Deficit	(276,767)
Total Stockholder's Equity	165,088
Total Liabilities and Stockholder's Equity	$ 170,859

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Investment advisory income	$ 2,367,881
Expenses:	
Consultant fees	327,144
Management fee	1,871,000
Regulatory fees	13,563
Professional fees	3,856
Other operating expenses	33,888
Total Expenses	2,249,451
Net income	$ 118,430

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ -
Increase (decrease)	-
Balance, December 31, 2012	$ -

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Deficit	Total Stockholder's Equity
Balances, January 1, 2012	$ 34,000	$ 387,855	($ 395,197)	$ 26,658
Equity contribution	-	20,000	-	20,000
Net income	-	-	118,430	118,430
Balances, December 31, 2012	$ 34,000	$ 407,855	($ 276,767)	$ 165,088

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net income	$ 118,430
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Prepaid expenses	109
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	1,946
Total Adjustments	2,055
Net Cash Provided By Operating Activities	120,485
Cash Flows From Financing Activities:	
Equity contributed	20,000
Net Increase in Cash	140,485
Cash, Beginning of Year	20,243
Cash, End of Year	$ 160,728

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Note (1) - Nature of business:

Merger & Acquisition Capital Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

Note (2) – Summary of significant accounting policies:

(A) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(B) Income taxes:
The Company has elected, and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation. The parent company stockholder will report the net taxable income or loss in its return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

The Company follows the uncertainty in income tax accounting standard.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2012, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Subsequent events evaluation:
Management has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2012

Note (2) - Summary of significant accounting policies - cont'd:

(F) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) – Property and equipment:

Property and equipment consists of the following as of December 31, 2012:

Equipment, furniture and fixtures	$ 1,500
Less: Accumulated depreciation	881
Net book value	$ 619

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is seven years. Depreciation for the year 2012 amounted to $0.

Note (4) - Related party transactions:

The Company paid management fees to JCM Acquisition Company, the Company's 100% owner. The total amount paid and expensed during 2012 was $1,871,000.

Note (5) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $154,955 which exceeded its requirement of $5,000 by $149,955. The Company had a percentage of aggregate indebtedness to net capital of .037 to 1 as of December 31, 2012.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

MERGER & ACQUISITION CAPITAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Computation of Net Capital

Stockholder's equity	$ 165,088
Non-allowable assets:	
Prepaid expenses	9,512
Property and equipment - net	619
Total non-allowable assets	10,131
Net capital before haircuts on proprietary positions	154,957
Haircuts	2
Net capital	154,955
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $5,771	5,000
Excess net capital	$ 149,955
Ratio of aggregate indebtedness to net capital	.037 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 5,771
Total aggregate indebtedness	$ 5,771

Statement pursuant to Paragraph (D)(4) of Rule 17A-5:

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its initial unaudited Part II A FOCUS Report as of December 31, 2012.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the President of
Merger & Acquisition Capital Services, Inc.
New York, New York

In planning and performing our audit of the financial statements of Merger & Acquisition Capital Services, Inc. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combinations of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2013

MERGER & ACQUISITION CAPITAL SERVICES, INC.

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2012

MERGER & ACQUISITION CAPITAL SERVICES, INC.

SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2012

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Merger & Acquisition Capital Services, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Merger & Acquisition Capital Services, Inc., and the Securities and Exchange Commissions, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Merger & Acquisition Capital Service, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Merger & Acquisition Capital Services, Inc.'s management is responsible for the Merger & Acquisition Capital Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2013

MERGER & ACQUISITION CAPITAL SERVICES, INC.

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE PERIOD JANUARY 1, 2012 THROUGH DECEMBER 31, 2012

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 2,367,881
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 2,367,881
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 2,367,881
General Assessment @ .0025	$ 5,920
Assessment Remittance:	
General Assessment	$ 5,920
Less: Payment Made With Form SIPC-6	1,798
Assessment Balance Due – Paid February 2013	$ 4,122
Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2012 through December 31, 2012:	
SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 2,367,881
SIPC Net Operating Revenues as computed above	2,367,881
Difference	$ -